P. E. 1/31/02

02014909

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

ORBITAL ENGINE CORPORATION LIMITED

corporatefile.com.au

1 Whipple Street
Balcatta
Western Australia 6021

Date of Lodgement : 29-Jan-2002

Title : Open Briefing. Orbital Engine Corp. New CEOs Priorities.

corporatefile.com.au
Orbital Engine Corporation Limited announced your appointment as CEO in December 2001. What's the top priority for Orbital going forward?

CEO Peter Cook
It has to be to get Orbital into cash neutrality. To get there, we need to introduce more rigorous budgetary processes. We'll also undertake a strategic review of each of our business sectors, and that's scheduled for early next month. An immediate task is to ensure Synerject, our 50:50 joint venture with Siemens Automotive, isn't causing a cash drain and I'm pleased to say that's well in hand.

corporatefile.com.au
What expertise do you bring to Orbital and where will you add the most value?

CEO Peter Cook
I had a reputation inside Ansell as the "fix it and turn it" executive. Each of the divisions for which I was responsible was in trouble at the time I took over. Within three years they were at peak performance. Orbital needs similar fixing and I have a track record of achieving turnarounds. I've also had considerable experience in the technology sector, so the technology base of Orbital is not especially new to me.

I believe I can introduce the discipline of effective cost control while not losing sight of top-line growth in a difficult market.

corporatefile.com.au
Is the Orbital business appropriately structured to achieve your immediate priorities?

CEO Peter Cook
There are a number of aspects that aren't working well. Our sales activity has to be more productive and it's imperative certain key potential accounts are converted. Whilst I can't be specific as to which accounts they are, they warrant considerable management attention and effort. To date, that hasn't happened reliably. Our general marketing efforts also need a boost. So there'll be some changes there.

Within the business units, we'll strengthen accountability for profit as well as turnover and we'll move to a profit focus in all areas of the business.

Project management within product development will also be reviewed to make certain that we're working on the right projects and achieving acceptable levels of productivity. We're possibly providing too much free consulting and we'll review all business unit client support activities.

corporatefile.com.au
What specific issues need to be resolved promptly if you're going to be successful in achieving cash positive status relatively soon?

CEO Peter Cook
Sales have got to go up, so we have to focus on our key accounts and the key milestones in those accounts. We also have to be ruthless on our costs and the first steps were announced last week with an additional head count reduction. We achieved an annualised $4 million cost reduction in the period leading up to December 2001 and the recent head count reductions will save an additional $2 million per annum. We believe there's scope for further cost reductions at the general management level and in certain aspects of project management.

corporatefile.com.au
Have you formed a view on which markets and products offer Orbital the best chance to grow profitably?

CEO Peter Cook
In motorcycles, we've got good geographic expansion opportunities as well as the opportunity to supply products for new models produced by our principal clients, Aprilia, Peugeot Motorcycle and Piaggio, the maker of Vespa scooters.

The first motorcycles using our products were launched in May 2000, with the Aprilia SR 50. We're seeing increasing sales of those initial products and we're pleased with the progress they've made. Also, both Peugeot and Piaggio will launch models using our direct injection technology in the 2002 Northern Hemisphere summer. So the signs are encouraging.

There are also growing markets for our motorcycle products in Asia, through recent deals with Kymco and Sanyang in Taiwan.

In the marine and recreation engine market, there's opportunity for product and geographic expansion through our existing clients. In outboards, we've got a serious slice of the market with Mercury Marine in its engines with 115 horsepower or more and there are opportunities for further model expansion. Tohatsu also has our direct injection systems mounted on its outboards in the US and elsewhere.

At the same time, we have model expansion opportunities with Bombardier-Rotax with its Sea-Doo personal watercraft. There are other opportunities for growth in the snowmobiles and all-terrain-vehicle markets.

The big untapped market for us is the 4-stroke automobile market. Conditions are as favourable as they've been for many years, given that high-pressure liquid injection systems other manufacturers have introduced have not met expectations. Nevertheless, we're cautious on the prospects given the current uncertainties in the automotive industry and the fact that the large original equipment manufacturers (OEMs) take time in deciding suppliers for their new products.

corporatefile.com.au
Orbital has been seeking an appropriate resolution to some structural and operational issues at Synerject. What progress are you making?

CEO Peter Cook
We're managing Synerject tighter with respect to cash and getting it appropriately sized for the current underlying demand and forecast growth. We're getting close to our prime objective of cash neutrality. We're also considering a larger restructuring programme that could include a change in the ownership structure. My view is we're out of the woods with Synerject. I'm comfortable that it's now meeting customer requirements and not drawing heavily on its principals for cash.

corporatefile.com.au
Is it necessary to wind back research and development spending if you're to achieve your immediate priorities?

CEO Peter Cook
Certainly, we need to improve the efficiency of our R&D. We need to improve our R&D management and delivery. But it's not a question of absolute spend. A fair chunk of our R&D spend relates to OEMs, who pay for the service.

corporatefile.com.au
Orbital's technology values have always been a significant balance sheet item. Will you be reviewing current valuations?

CEO Peter Cook
There's no need to review current valuations. We've been expensing R&D for a number of years, not capitalising it.

corporatefile.com.au
What business conditions are you expecting in the six months to June 2002?

CEO Peter Cook
The outlook is mixed and I wouldn't expect to see more universally positive signs until the end of calendar 2002. We're seeing a reversal of the sales decline in some sectors, particularly in marine, which is baffling in the current environment. The automotive

sector is clearly different, with Ford Motor Company for example recently announcing large-scale retrenchments.

On the positive side, our business is heavily influenced by emissions regulations, so economic factors aren't the only drivers of demand.

corporatefile.com.au
When will Orbital report its financial results for the half year to December 2001 and what guidance can you provide about those results?

CEO Peter Cook
The results will be announced on February 22 and I'm pleased to advise they'll be consistent with the guidance we gave the market in December 2001.

corporatefile.com.au
Thank you Peter.

For previous Open Briefings with Orbital Engine please view www.corporatefile.com.au

For further information about Orbital Engine please view www.orbeng.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 29 January 2002

By: John Abbott
Name: John Abbott
Title: Company Secretary